SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                            VEGA-ATLANTIC CORPORATION
                                 --------------
                                (Name of Issuer)

                       Common Stock -- par value $0.00001
                          ----------------------------
                         (Title of Class of Securities)

                                    922485206
                                  ------------
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                   --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 4, 2002
              -----------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 7 Pages)

-------------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-------------------------                      --------------------------
CUSIP No.   922485206                             Page 2  of 7    Pages
-------------------------                      --------------------------
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1    NAME OF REPORTING PERSON:              Brent Pierce
     S.S. OR I.R.S. IDENTIFICATION
     NO. OF ABOVE PERSON:                   N/A
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS                        DEBT/ACCRUED INTEREST
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                          [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
-------------------------------------------------------------------------
7    SOLE VOTING POWER
                                 1,696,497 Shares of Common Stock
        NUMBER OF      --------------------------------------------------
         SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
        OWNED BY
         EACH        ---------------------------------------------------
        REPORTING          9      SOLE DISPOSITIVE POWER
         PERSON                 1,696,497 Shares of Common Stock
          WITH
                       --------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                   0
-------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,696,497 Shares of Common Stock
-------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                  [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.46%
-------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                   INDIVIDUAL
-------------------------------------------------------------------------

     This original Schedule 13D statement (the "Schedule") is filed on behalf of Brent Pierce, an individual ("Pierce"), as the reporting person hereunder, relative to the acquisition by Pierce of certain shares of common stock issued by Vega-Atlantic Corporation. Pierce has not made any previous filings on
Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.00001 par value, of Vega-Atlantic Corporation ("VGAA"). VGAA maintains its principal executive offices at 435 Martin Street, Suite 2000, Blaine, Washington 98230.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Brent Pierce, an individual and citizen of Canada. The address for Pierce is 435 Martin Street, Suite 2000, Blaine, Washington 98230.

     Pursuant to General Instruction C of Schedule 13D, Pierce (the "Instruction C Person") and the information specified in items (a) through (f) of Item 2 with respect to the Instruction C Person, is as follows:

--------------------------------------------------------------------------------

         Name                                     Business Address

     Brent Pierce                           435 Martin Street, Suite 2000
                                            Blaine, Washington 98230
--------------------------------------------------------------------------------

     Pierce has the sole right to control the disposition of and vote the VGAA securities acquired.

     During the last five (5) years, the Instruction C Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                              (Page 3 of 7 Pages)

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     VGAA had incurred a debt inclusive of accrued interest in the aggregate amount of $42,187.41 to Pierce pursuant to prior advances made by Pierce to VGAA. Therefore, VGAA and Pierce entered into a settlement agreement dated August 22, 2002 (the "Pierce Settlement Agreement"). Pursuant to the terms of the Pierce Settlement Agreement, (i) VGAA agreed to settle the $42,187.41 debt due and owing Pierce by the issuance of 1,406,247 shares of its restricted common stock at the rate of $0.03 per share (which is the average of the price of VGAA's common stock trading on the OTC Bulletin Board, which were sold from July 1, 2002 through August 22, 2002, discounted by 25%); and (ii) Pierce agreed to accept the issuance of the 1,406,247 shares of restricted common stock as settlement and full satisfaction of the aggregate debt due and owing him as of the date of the Pierce Settlement Agreement. A copy of the Pierce Settlement Agreement is filed herewith as Exhibit A.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of the Pierce Settlement Agreement as follows:

          (i) VGAA and Pierce entered into a settlement agreement dated August 22, 2002 whereby Pierce agreed to settle the debt of $42,187.41 owed to him by VGAA and accept the issuance of restricted common shares of VGAA at the rate of $0.03 per share as settlement for accrued interest on previous advances due and outstanding to Pierce as of the date of the Pierce Settlement Agreement.

     Pursuant to the instructions for items (a) through (j) of Item 4, Pierce has plans as follows:

          (a) As set forth in Item 3 of this Schedule, Pierce has acquired 1,406,247 shares of restricted common stock of VGAA. Pierce may consider the acquisition of additional securities of VGAA, the issuer, but has no present plans or proposals to do so.

          (b) Pierce has no present plans or proposals to cause a merger or effect a liquidation or reorganization of VGAA or to enter into extraordinary corporate transactions.

          (c) Pierce has no present plans or proposals to cause a sale or transfer of a material amount of assets of VGAA.

          (d) Pierce plans to exercise the voting rights associated with ownership of shares of common stock of VGAA.

          (e) Pierce has no present plans or proposals to cause a material change in the capitalization of VGAA.

                              (Page 4 of 7 Pages)

          (f) Pierce has no present plans or proposals to make any other material change to the business or corporate structure of VGAA.

          (g) Pierce has no present plans or proposals to change VGAA's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of VGAA by any person.

          (h) Pierce has no present plans or proposals to cause VGAA's common stock from not being quoted on the OTC Bulletin Board.

          (i) Pierce has no present plans or proposal relating to a class of securities of VGAA becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

          (j) Pierce does not have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

                              (Page 5 of 7 Pages)

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER


          (a) As of the close of business on November 4, 2002, Pierce beneficially owned 1,696,497 shares (or approximately 6.46% of the outstanding shares) of VGAA's common stock as follows:

               Holder                                 Number of Shares

               Brent Pierce                              1,696,497

               Total                                     1,696,497

          (b) No Instruction C Person owns any other common or preferred shares of VGAA. Pierce has sole power to vote or to direct the voting of the 1,696,497 common shares of VGAA held by Pierce.

          (c) As of November 4, 2002, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving VGAA equity securities, other than the acquisition by Pierce on November 3, 2002 of the 1,696,497 shares of common stock has been engaged in by Pierce, or by any associates of said party, nor does the said party have any right to acquire such securities.

          (d) To the best knowledge and belief of the undersigned, no person other than Pierce has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

          (a) Settlement Agreement dated August 22, 2002 between Vega-Atlantic Corporation and Brent Pierce.

                              (Page 6 of 7 Pages)

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: November 21, 2002                     /s/ Brent Pierce
                                            ----------------------------------
                                                Brent Pierce

                              SETTLEMENT AGREEMENT


     THIS SETTLEMENT AGREEMENT is entered into as of this 22rd day of August, 2002 by and between Vega-Atlantic Corporation, a Colorado corporation (the "Company") and Brent Pierce, an individual ("Pierce").



                                    RECITALS:

     WHEREAS, the Company has incurred substantial monetary obligations concerning its business operations and associated contractual relations in the area of minerals, oil and gas acquisition, exploration and management;

     WHEREAS, Pierce has made monetary advances to the Company in the aggregate amount of $42,187.41 in order to assist the Company in financing its contractual debts and ongoing business expenses;

     WHEREAS, the Company has incurred an aggregate of $42,187.41 to Pierce relating to such amounts advanced by Pierce and accrued interest thereon (the "Debt");

     WHEREAS, the Company and Pierce have settled their differences regarding the Debt and wish to set forth their settlement agreement;

     WHEREAS, the Company desires to settle the Debt by issuing shares of its restricted common stock, par value $0.001 (the "Common Stock") at the rate of $0.03 per share (which is the average of the price of the Company's shares of Common Stock trading on the OTC Bulletin Board, which were sold from July 1, 2002 through August 22, 2002, discounted by 25%); and

     WHEREAS, Pierce desires to convert the Debt and accept the issuance of 1,406,247 shares of restricted Common Stock of the Company as full and complete satisfaction of the Debt;

     WHEREAS, the Company and Pierce desire to release one another from any and all further liability as related to the aforesaid Debt.

     NOW, THEREFORE, in consideration of the aforesaid recitals and mutual promises contained herein, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:


                                    AGREEMENT

     1. The Company agrees to issue to Pierce 1,406,247 shares of its restricted Common Stock, at $0.03 per share, as of August 22, 2002, as full and complete satisfaction and payment of the Debt.

     2. Pierce agrees to accept the issuance of 1,406,247 shares of the restricted Common Stock of the Company as full and complete satisfaction and payment of the Debt.

     3. The Company and Pierce shall agree to release each other and forever discharge any and all claims, manner of actions, whether at law or in equity suits, judgments, debts, liens, liabilities, demands, damages, losses, sums of money, expenses or disputes, known or unknown, fixed or contingent, which it now has or may have hereafter, directly or indirectly, individually or in any capacity against each other, their successors and assigns, as well as its present or former owners, directors, officers, stockholders, employees, agents, heirs, by reason of any act, omission, matter, cause, or thing whatsoever, from the beginning of time to, and including the date of the execution of this Agreement, relating to the aforesaid Debt.

     4. Pierce acknowledges that the issuance of the 1,406,247 shares of restricted Common Stock (i) has not been registered under the Securities Act of 1933, as amended (the "1933 Securities Act"); (ii) is in reliance on the exemption provided by Section 4(2) of the 1933 Securities Act, (iii) are being acquired solely for Pierce's own account without any present intention for resale or distribution, (iv) will not be resold without registration under the 1933 Securities Act or in compliance with an available exemption from registration, unless the shares of Common Stock are registered under the 1933 Securities Act and under any applicable state securities law or an opinion of counsel satisfactory to the Company is delivered to the Company to the effect that any proposed distribution of the shares of Common Stock will not violate the registration requirements of the 1933 Securities Act and any applicable state securities laws, and (v) that Pierce understands the economic risk of an investment in the Common Stock and has had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of the Common Stock.

     4. This Settlement Agreement shall be effective as of August 22, 2002 and shall be binding upon and insure to the benefit of the parties hereto and their respective successors.


                                            Vega-Atlantic Corporation



Date:                                       By: /s/
     --------------                         ----------------------------------
                                            Grant Atkins, President







Date:                                       /s/
     --------------                         ----------------------------------
                                            Brent Pierce